17150 S. Margay Ave., Carson, CA 90746
Phone & Fax (310) 735-0085
Mr. H. Christopher Owings, Assistant Director
Mr. Scott Anderegg
Mr. William Thompson, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

July 21, 2010

Re:  U.S. Auto Parts Network, Inc. (“USAP” or the “Company”)
        Form 10-K for Fiscal Year Ended January 2, 2010
        Filed March 15, 2010
        Definitive Proxy Statement on Schedule 14A
        Filed April 6, 2010
        File No. 001-33264

Dear Messrs. Owings, Anderegg and Thompson:

       Thank you for your letter of June 25, 2010 asking USAP to clarify several items contained in the above-referenced SEC filings made by USAP.

       We are pleased to provide our responses below. For your convenience, we have numbered the responses to correspond to the comments in your letter and we have incorporated your comments in bold typeface before each of the Company’s responses.  In the following discussion, the words “we,” “us” and “our” refer to the Company. We believe that all responses and any changes in approach can be applied prospectively and will incorporate these into our future filings.

       Thank you for the opportunity to review our filings and we are available at your convenience to discuss any additional questions you might have.

1.
Please delete the fourth and fifth sentences in the first paragraph in which you state that additional risks and uncertainties may also affect your business. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

We will delete the fourth and fifth sentences in our future filings.

2.
Please include a discussion of the most important matters on which management focuses in evaluating financial condition and operating performance in the introductory section. Such discussion would help provide a context for the discussion and analysis of your financial condition and operating results. Refer to Item 303(a)(3) of Regulation S-K and the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

In future filings our introductory section will be titled “Executive Summary” where we will insert a paragraph discussing key metrics that management focuses on to evaluate financial condition and operating performance. Specifically, we will discuss Unique Visitors, Number of Orders, Average Order Value, Adjusted EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization) and by adding current year’s stock compensation expense to EBITDA for the year. Additionally, we will also discuss other key variables and qualitative and quantitative factors that materially affected our financial condition and operating performance in such period as guided in the Item 303(a)(3) of Regulation S-K and the Commission Guidance.

Considering the above, for example, our “Executive Summary” section is expected to include disclosure similar to the following for the future periods:
We achieved a double digit sales growth in the fiscal year ended January 2, 2010 (“fiscal 2009”), delivering record net sales of $176.3 million, an increase of 14.9% from $153.4 million in the fiscal year ended December 31, 2008 (“fiscal 2008”). The Company completed fiscal 2009 with quarterly adjusted EBITDA of at least $3.0 million in every quarter and added to our cash balances despite significantly investing in our back office, launching an upgraded order management platform and opening a new East Coast distribution facility. Annual adjusted EBITDA increased by $7.9 million in fiscal 2009 from $5.2 million in fiscal 2008 to $13.1 million in fiscal 2009 primarily due to the strong sales growth, improved margin and   leveraging of G&A expenses in fiscal 2009.In evaluating financial condition and operating performance, the Company also focuses on the following key metrics:
Unique Visitors - A unique visitor to a particular website represents a user with a distinct IP address that visits that particular website. We define the total number of unique visitors in a given month as the sum of unique visitors to each of our websites during that month. We measure unique visitors to understand the volume of traffic to our websites and to track the effectiveness of our online marketing efforts. The number of unique visitors has historically varied based on a number of factors, including our marketing activities and seasonality. We believe an increase in unique visitors to our websites will result in an increase in the number of orders. We seek to increase the number of unique visitors to our websites by attracting repeat customers and improving search engine marketing and other Internet marketing activities.
Total Number of Orders - We monitor the total number of orders as an indicator of revenue trends. We recognize revenue associated with an order when the products have been shipped, consistent with our revenue recognition policy.
Average Order Value - Average order value represents our net sales on a placed orders basis for a given period of time divided by the total number of orders recorded during the same period of time. We seek to increase the average order value as a means of increasing net sales. Average order values vary depending upon a number of factors, including the components of our product offering, the order volume in certain online sales channels, macro-economic conditions, and the general level of competition online.

3.
Please discuss the percentage of sales fulfilled on a drop-ship and stock-and ship basis for each year, and explain how period to period shifts in the use of these order fulfillment methods impact your results of operations and liquidity.

The percentage to total sales fulfilled by drop ship and stock ship were the following:

•	Fiscal 2009 – Stock ship – 54%, Drop ship – 46%
•	Fiscal 2008 – Stock ship – 58%, Drop ship – 42%

We have not experienced a significant change in stock ship and drop ship as a percentage of total sales for the past two fiscal years, but recognize that the mix between fulfillment methods will inherently vary from period to period as it is driven to some extent on the location of our customers and the nature of the specific product ordered.  Our drop ship sales increased from 42% in fiscal 2008 to 46% in fiscal 2009.  Although we added more stock keeping units in our distribution centers the percentage of stock ship dropped from 58% in fiscal 2008 to 54% for fiscal 2009, which was primarily due to the growth of our drop ship product selection. We expect our overall results will improve because the flexibility of fulfilling orders using two different fulfillment methods allows us to offer a broader product selection, helps optimize product inventory and enhances our profitability. Our profitability has not historically been materially impacted by changes in method of fulfillment. The lower product costs for stock ship orders is typically offset by the carrying cost of inventory, and costs related to packing and shipping the product to our customers. Because the profitability and liquidity related to these fulfillment methods have typically been similar, the period to period shifts in fulfillment mix have historically been immaterial. We will continue to monitor stock ship and drop ship performance and, if the impact of mix shift on profitability and working capital becomes material, we will provide additional disclosure at that time.

4.
Please include a discussion and analysis of operating, investing and financing cash flows for each year presented. In addition, please address material changes in the underlying drivers of cash flows, rather than merely reciting items identified on the statements of cash flows. For example, please explain the reasons for significant changes in operating cash flows related to working capital items, such as inventory and accounts payable and accrued liability balances: Refer to Item 303(a)(1) of Regulation S-K and the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of operations, SEC Release No. 33-8350.

In our future filings we will include a discussion and analysis of our operating, investing and financing cash flows for each year presented.  We will discuss and explain material changes in working capital and the primary drivers of those changes. For example, our discussion of changes in our cash flow is expected to include similar disclosure to the following:

Liquidity and Capital Resources

We have historically funded our operations from cash generated from operations, credit facilities, bank and stockholder loans, and equity financing and capital lease financings.  We had no balance outstanding under our bank line of credit during fiscal 2008 and in connection with the transition of our commercial banking relationship in the fourth quarter of 2008 we cancelled our line of credit effective December 31, 2008 and did not establish a new line of credit during fiscal 2009.

We had cash and cash equivalents of $26.3 million as of January 2, 2010, representing a $6.2 million decrease from $32.5 million as of December 31, 2008.  The decrease of our cash and cash equivalents was primarily due to short term investments in municipal bonds, certificates of deposit and United States treasuries for a total of $11.1 million as of January 2, 2010.

Net cash provided from operating activities increased by $8.6 million to $11.6 million from $3.0 million for fiscal 2009 and fiscal 2008, respectively.  The change in cash from operating activities was primarily due to the increase in our accounts payable, accrued expenses and net income partially offset by an increase in inventory and accounts receivable driven by the 15% increase in net sales and the opening of our new East Coast distribution center  which opened in first quarter of 2009.

Net cash flows used in investing activities were $18.1 million for fiscal 2009 and $11.1 million provided by investing activities for fiscal 2008.  Investing activities for the fiscal 2009 was primarily for capital expenditures of $8.4 million and short term investments of $11.1 million, partially offset by the sale of marketable securities. Capital expenditures during fiscal 2009 included investments in the new East Coast distribution center and continued investment in supporting our technology infrastructure. For fiscal 2008, net cash flows provided by investing activities was primarily due to the sale of marketable securities, partially offset by capital expenditures for supporting technology infrastructure.

5.
On April 22, 2009 you filed a Form 8-K concerning the settlement of your litigation with Ford Global Technologies, LLC. In connection with that settlement you entered into a distribution agreement with LKQ Corporation; however, it appears that this agreement has not been filed on EDGAR. Please tell us whether this is a material contract required to be filed in accordance with Item 601(b)(l0) of Regulation S-K. If so, please confirm that you will file the agreement with your next periodic report.

We do not believe the distribution agreement entered into with LKQ Corporation is a material contract required to be filed in accordance with item 601(b) (10) of Regulation S-K. It meets neither the “outside the ordinary course of business” threshold under 601(b)(10)(i) nor the financial threshold under 601(b)(10)ii(B).

6.	Please present a separate line item for goodwill impairment losses. Refer to ASC 350-20-45-2.

In our future filings, we will present on a separate line item the goodwill impairment loss before the subtotal income from continuing operations unless a goodwill impairment loss is associated with a discontinued operation.

7.
Please tell us what inventory reserves represent. A reduction in the carrying amount of an inventory item from cost to market value represents a new cost basis for that item. The write-down can be recovered only through sale or disposition of the item and cannot be restored if the market value recovers prior to sale or disposition. Thus, it is unclear what your inventory reserves relate to and why you have utilized a contra-asset account to capture the credit balance. Please explain in detail. Also explain the year over year variance in inventory write-downs/reserves and what the deductions represent.

The inventory reserves are for slow moving, obsolete, scrap product and shrinkage. Management reviews product inventory at a stock keeping unit (“SKU”) level and makes a determination of the marketability of the product and records a reduction in inventory value based upon the SKU inventory on hand, item movement and the age of the inventory.  Due to inventory system limitations and quantity of SKUs carried in our distribution centers, we have not marked down each SKU to reflect this new market cost.  The adjusted inventory balance equals the total inventory value as if we did mark each SKU down to the lower cost.  Through this inventory process we also have marked up some of our inventory when the specific SKU begins to sell. We acknowledge due to our inventory system limitations the cost adjustment should not mark up previously written down inventory SKU’s.  We recalculated the cost adjustment by SKU without any mark ups and compared the difference to our current inventory reserve balance. As a result, we noted that the inventory balance was overstated by $74,000 and $45,000 as of December 31, 2008 and 2009, respectively. Such differences were immaterial for both fiscal years.

The deductions against the reserve are for actual product that is written off as lost, damaged or scrapped.  For example, SKUs that may have been marked down to zero cost in our inventory system are written off and disposed of against the reserve account.

Beginning with our next interim report we will allocate the inventory reserve and adjust the actual inventory cost by SKU for those items identified as previously reserved.  We will no longer make any write-up adjustments (based on sales) to the SKU cost and expect to only recover the item cost upon sale or disposition. This should eliminate the inventory reserve account.

8.
Please disclose your revenue recognition policy for sales of online advertising services. Please also clarify whether your policy disclosure with respect to product sales and shipping revenues is applicable to both your online and offline sales channels and to both drop-ship and stock-and ship orders.

The Company receives revenue from sales of advertising on our websites and is recognized when earned based upon meeting the performance requirements of the advertising program agreement. Advertising revenues have historically been immaterial to our business.  Notwithstanding the foregoing, in future filings, we will include a description of how we recognized revenue from our advertising sales in the revenue recognition section as follows:

Revenue from sales of advertising is recorded when performance requirements of the related advertising program agreement are met. For the fiscal year ended January 2, 2010, the advertising revenue represented less than 1% of our total revenue.

The Company’s policy disclosure for revenue recognition with respect to product sales and shipping revenues is applicable to online and offline sales channels as well as both drop ship and stock ship orders.

9.
Please tell us the nature and terms of each type of arrangement with third parties through which you conduct your "online marketplace" operations. Please also tell us whether the third parties are considered purchasers and resellers of your products or agents that receive fees or commissions for services provided. If the third parties are considered purchasers and resellers, tell us whether sales are accounted for on a gross or net basis and the reasons there for. If the third parties are agents please tell us how fees paid to the third parties are determined, how you account for the fees and the basis in GAAP for your accounting.

Our third party online marketplace arrangements are with third party auction sites that connect sellers with buyers for a listing fee and a final value fee based on a percentage of the sales value.  Third party online marketplaces are service providers and not considered purchasers, resellers or agents. Sales using third party online marketplaces are accounted for on a gross basis in accordance with ASC 605-45 Revenue Recognition Principal Agent Considerations. As described in Note 1 on page F-9 of our 2009 Form 10-K, the Company is the primary party obligated in a transaction, is subject to inventory risk, and has latitude in establishing prices and selecting suppliers and, therefore, revenue is recorded on a gross basis.

10.
We note that in connection with your April 2007 purchase agreement with Access Worldwide, you recognized an amortizing intangible asset associated with the assembled workforce that was acquired. Please tell us the basis in GAAP for your accounting in light of the guidance in ASC 805-20-55-6 which indicates that an assembled workforce shall not be recognized as an intangible asset apart from goodwill.

The Assembled Workforce acquired from Access Worldwide was made up of approximately 171 employees that spent a majority of their time providing customer service and call center support to the Company. Such assets included:

•	The right to extend offers to and hire the Assembled Workforce;
•	Any handbooks and training materials utilized by the Assembled Workforce;
•	Any supplies or operational materials utilized by the Assembled Workforce;
•	Any written service manuals or program guides developed specifically for the purpose of providing services to the Company.

Based on our review of the structure of purchase agreement and the accounting requirements for business combinations included in ASC 805-10-55, we believed that our purchase did not meet the qualification of a business combination as the acquired set of activities and assets were not capable of being conducted or managed for the purpose of providing a return. We acquired the assets individually in an arm’s length transaction from Access Worldwide, which was not part of a business combination. Considering the above and the fact that the activities of the Assembled Workforce would not likely provide self-sustaining operations, we accounted for this purchase as an asset acquisition in accordance with ASC 350. A third party valuation firm assisted the Company in measuring the fair value of the Assembled Workforce using the replacement cost approach upon purchase.

11.	Please disclose the total intrinsic value of options exercised during each period presented for the 2007 Omnibus Plan and the 2007 New Employee Plan. Refer to ASC 718-10-50¬2.d.2.

During fiscal 2009, 46,875 shares were exercised pursuant to options issued under the 2007 Omnibus Plan. The intrinsic value of such exercised options was $86,701.  Since there were no options exercised during fiscal 2009 under the 2007 New Employee Plan, disclosure of intrinsic value is not applicable. In future filings, we will disclose the intrinsic value of options exercised under each of our stock option plans for the years presented and disclose when no options are exercised under such plans for the reporting period.

12.	Please disclose the weighted average grant date fair value of warrants issued during each period presented, Refer to ASC 718-1 0-50-2.d.l.

Our future filings will reflect the grant date fair value of warrants issued for each period presented. Average grant date fair market value of outstanding warrants as of January 2, 2010 was $32,730.

13.
Where you disclose the weighted average grant date fair value of options issued during the fifty-two weeks ending January 2, 2010 on pages F-20, F-21 and F-24, please clarify whether this value represents the weighted average grant date fair value of all options issued during this period under all plans. Your current presentation implies that you are disclosing the weighted average grant date fair value of options issued under each plan, yet we note that the weighted average amount is the same in all cases. If the amount disclosed relates to all plans, please tell us why this presentation is appropriate given that the other disclosures required by ASC 718 are provided by plan.

The value of $1.18 represents the weighted average grant date fair value reported for all options issued during fiscal 2009 under all plans. The weighted average fair value of options granted during fiscal 2009 was $1.40 for the 2007 Omnibus Plan and $0.51 for the 2007 New Employee Plan.  In our future filings, we will disclose separately for each of our stock option plans the weighted average grant date fair value.

14.
Reference is made to your disclosure regarding the correction of errors in prior period financial statements related to deferred tax assets in the first quarter fiscal 2009. Based on your disclosure, we understand you concluded that the errors in prior year financial statements were not material. We also understand that you recorded the cumulative adjustment during the thirteen weeks ended April 4, 2009 based on your interpretation that: "[t]he iron curtain approach assumes that because the prior year financial statements were not materially misstated, correcting any immaterial errors that existed in those statements in the current year is the correct accounting." Please tell us why you believe this is an appropriate interpretation of the guidance in ASC 250-10-S99. If the correction of the errors is material to fiscal year 2009 after considering all relevant quantitative and qualitative factors, we believe prior year financial statements should be corrected even though the errors were previously and continue to be immaterial to the prior year financial statements. In your response please provide an assessment of materiality for the 2009 fiscal year.

Upon determining that an error occurred in a prior period, we promptly undertook a thorough analysis of the impact of the error on all interim and annual reporting purposes, including 2007, 2008, and 2009. In addition to the Company’s executive management team, general counsel, the Company’s board of directors and audit committee thoroughly reviewed the analysis and determined that the misstatement in prior periods and the impact of correcting the error in the current year was not material to the Company’s financial statements when taken as a whole. In evaluating materiality, we considered ASC 250-10-S99, including Topic 1.N, noting that “The staff does not believe the exclusive reliance on either the rollover or iron curtain approach appropriately quantifies all misstatements that could be material to users of financial statements.” Accordingly, we quantified the impact of the misstatement using both approaches. Based on these quantitative analyses, it was determined that the impact of the misstatement for 2009, 2008, or 2007 was immaterial. In addition to the quantitative analyses, qualitative factors were considered in accordance with ASC 250-10. Based on these quantitative and qualitative analyses, management concluded that these reclassifications were not material to 2009, 2008 or 2007. Accordingly, we adjusted the current year (2009) financial statements, in a manner consistent with the iron curtain approach, and elected not to adjust 2008 or 2007.

The adjustment recorded during 2009 to correct this misstatement totaled $579,000. This amounts to less than 1% of our total assets as of the end of fiscal 2009 and the end of our first quarter 2009, the quarter in which we recorded the adjustment. Similarly, the adjustment had less than 1% impact on stockholders’ equity at the end of fiscal 2009 and the end of our first quarter 2009. There was no impact on cash flows in any period. From an earnings perspective, the adjustment represents 13% of earnings before income taxes for our 2009 fiscal year. For the first quarter of 2009, the adjustment equaled 84% of earnings before income taxes. However, given that we have not demonstrated history of profits and our net income for 2009 was near break-even (less than 1% of revenues), we do not believe that these percentages are meaningful in considering the quantitative impact of the adjustment. In addition, from a qualitative perspective, we do not believe that this adjustment had a material impact on our reported earnings or trend of earnings.  Compared to fiscal 2008, the Company realized significant improvement in operating results, from a $16.9 million loss to net income of $1.3 million.  The adjustment would not change these trends.

We understand that quantifying the magnitude of the misstatement in percentage terms is only the beginning of an analysis of materiality and that misstatements are material if in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the financial statements would have been changed or influenced by the inclusion or correction of the item. As such, both “quantitative” and “qualitative” factors must be used to assess the materiality of these issues. We thus considered the applicability of the following qualitative factors in reaching our conclusion, as suggested by ASC 250-10:

•	whether the misstatement masks a change in earnings or other trends

No, as stated above, the adjustment as identified would not change this trend.

•	whether the misstatement hides a failure to meet analysts’ consensus expectations

No.  Net income is not a measurement that is utilized by analysts.  Typically, analysts covering the Company utilize “adjusted EBITDA” as their measure for evaluating the results of operations. We believe that adjusted EBITDA helps investors and analysts better understand our business and the operating trends we are realizing. We disclose adjusted EBITDA in our quarterly press releases and analysts use this measure as a base to calculate price targets and valuations.  Given that tax expense was the only P&L account impacted, the adjustment had no impact on adjusted EBITDA for any reported quarterly or annual period. While we acknowledge that adjusted EBITDA is not a U.S. GAAP measure, we nonetheless believe that it is an important and meaningful consideration from both a quantitative and qualitative perspective given that this is the primary measure utilized by third parties in their analysis of our business.

•	whether the misstatement changes a loss into income or vice versa

No, in the case of the first quarter of 2009, we realized a net loss with or without recording the adjustment. In the case of the full year 2009, we realized net income with or without recording the adjustment. Similarly, in 2007 and 2008, there would not have been any change from a loss into income or vice versa in any quarterly or annual period.

•	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

The Company has only one reporting segment.

•	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

No, the adjustment did not affect any loan covenants.

•	whether the misstatement has the effect of increasing management’s compensation

No, management compensation and bonus was not affected as it is calculated on an EBITDA basis only, not a net income basis.

•	whether the misstatement involves concealment of an unlawful transaction

No, the adjustment does not involve concealment of any unlawful transactions.  This was primarily a revision of estimates that were not properly identified in the review process of the tax provision.

Based on these considerations and analyses, we do not believe that the judgment of a reasonable person relying upon the financial statements would likely have been changed or influenced by the correction of this misstatement during fiscal 2009.

15.
Notwithstanding the preceding comment, please tell us more about the original and revised accounting for the permanent differences created by vested non-qualified stock option forfeitures. Tell us how the errors arose and the basis in GAAP for the revised accounting.

During the review of the Company’s quarterly tax provision for Q1 2009, it was determined that the Company was not properly reducing its deferred tax asset for permanent differences created by vested non-qualified stock option forfeitures that occurred during the first quarter of fiscal 2009 in accordance with ASC 718-20-55-23.  Upon further investigation, the Company determined that deferred tax assets had not been reduced for previously forfeited vested non-qualified options. The Company calculated accumulated stock compensation expense for current employees with non-qualified stock options; compared the total with the stock compensation expense supporting the deferred tax asset; and determined that it would not recognize the benefit of approximately $1.5 million of vested recognized expense for forfeitures; tax effected totaling approximately $579,000. Given that Company did not have an exercise of a non-qualified stock option, no APIC pool existed as of the first quarter of 2009 from option exercises to apply the deferred tax asset reversal from forfeitures. Therefore, the charge was recorded to income tax provision.

The overall impact of the above adjustment would be a $579,000 increase in tax expense for the quarter ended April 4, 2009.  The Company evaluated the tax effect of the actual forfeitures for each period in which the actual forfeiture occurred. The Company considered the relevant guidance of ASC 250 and determined appropriate accounting treatment as described in Item 14 above.

16.
Please explain to us why you believe your tabular presentation and disclosure of pre-tax income excluding non-recurring events and federal taxable income less the NOL carry-back are permitted by Item 10(e)(1)(ii)(C) of Regulation S-K.

The application of U.S. GAAP requires USAP to evaluate the recoverability of deferred tax assets and establish a valuation allowance, if necessary, to reduce the deferred tax asset to an amount that is more likely than not to be realized.  Significant judgment is required to determine whether a valuation allowance is necessary as well as the amount of the valuation, if required.  In assessing the realization of the deferred tax assets the Company considered both the positive and negative evidence.  The Company uses a 3 year rolling actual and current year anticipated results as a primary measure of cumulative losses.  Due to the cumulative loss of $27.3 million incurred in fiscal 2007, fiscal 2008 and fiscal 2009, the Company assessed that a substantial portion of the cumulative losses related to non-recurring matters such as a class-action lawsuit settlement and the write off of goodwill and other intangible assets.  We believed it was important to reflect and disclose to investors the primary support for our determination that no valuation allowance was necessary.

We believed that the tabular presentation would provide the investors with one of our considerations in determining that a valuation allowance was not necessary given the cumulative loss of $27.3 million, which resulted from the significant non-recurring items of $27.9 million. We believed a valuation allowance was not required as the Company had positive taxable income. This tabular presentation will be removed from the future filings.

17.
Please explain in greater detail how you calculated the annual incentive bonus for each executive officer. For example, disclose the target and actual revenue and Adjusted EBITDA amounts and explain how the committee analyzed those measures to calculate the $317,000 in cash and 212,642 shares award for your chief executive officer.  Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.

Each executive officer is eligible for annual incentive bonuses as established by the Compensation Committee.  For fiscal 2009, the Chief Executive Officer was eligible for a target bonus up to 80% of his base compensation, the Chief Information Officer was eligible for a target bonus up to 50% of his base compensation, the Senior Vice President Global Sourcing and Procurement was eligible for a target bonus up to 40% of his base compensation and the Vice President Marketing was eligible for a target bonus of 36.4% of his base compensation.  The bonus percentage of up to 50% of annual salary for the Chief Financial Officer was initially established in his employment agreement dated February 16, 2009.  The Chief Executive Officer elected to receive 50% of his bonus in shares of stock, with the target number of shares calculated based on the closing share price on the date the target was established by the Compensation Committee.  The target dollar and share amounts were disclosed in a Form 8-K filed with the Commission on January 9, 2009.

Although the target bonus percentages differed for each executive, the adjusted EBITDA and Revenue targets were the same for all, with a linear progression based on Revenue band increases of $5 million and adjusted EBITDA band increases of $1 million.  There was no cap on the potential payout.  The total bonus percentage was established at the intersection of revenue and an adjusted EBITDA target.  For instance, if Revenue was $135 million and adjusted EBITDA was $5 million, no bonus would be paid to any executive.  If Revenue was $175 million and adjusted EBITDA was $11 million, the bonus payout would be at 190% of target.  Additionally, no bonus would be paid if the sum of cash plus the auction rate securities held by the Company did not exceed $34 million.

The actual financial results for fiscal 2009 were Revenue at $176.3 million and EBITDA of $13.1 million.  Based on these results, the bonus payout percentage was 230% of the target.  The Chief Executive Officer target bonus was $147,000 in cash and 92,452 shares of stock. Based on a 230% payout level achieved, the cash bonus payment for fiscal 2009 was $317,000 in cash (235% of $147,000), and 212,642 shares of stock (230% of the 92,452 shares).

18.
We note your disclosure concerning the performance based options granted to your Chief Executive Officer and Chief Financial Officer. Please describe these grants in greater detail, including a discussion of the performance thresholds.

The performance based option grant was made to our Chief Executive Officer on May 15, 2008, as more fully described in a Form 8-K filed with the Commission on May 15, 2008, which filing included the stock option agreement as an exhibit.  The Company granted to Shane Evangelist, the Company’s Chief Executive Officer, a stock option (the “Option”) under the Company’s 2007 Omnibus Incentive Plan (the “Plan”) to purchase up to an aggregate of 250,000 shares of the Company’s common stock.  The Option has an exercise price of $3.72 per share, which was equal to the closing sales price of the Company’s common stock as reported by the NASDAQ Global Market (“NASDAQ”) on the date of grant, and terminates on May 14, 2018, unless earlier terminated in accordance with the Plan and the related stock option agreement.  Fifty percent (50%) of the shares underlying the Option will vest and become exercisable if the monthly average closing sales price of the Company’s common stock as reported by NASDAQ (the “Average Closing Price”) equals or exceeds $6.00 per share in any consecutive three month period prior to October 15, 2012.  The remaining 50% of the shares underlying the Option will vest and become exercisable if the Average Closing Price equals or exceeds $8.00 per share in any consecutive three-month period prior to October 15, 2012.    The $6.00 threshold was met in March, 2009 and 50% of the shares vested at that time.

The performance based option grant was made to our Chief Financial Officer on February 16, 2009 as part of his new hire package, and described in a Form 8-K filed with the Commission on February 17, 2009, which included the stock option agreement as an exhibit.  The grant was for 100,000 shares of USAP stock, with an exercise price of $1.15 per share, which was equal to the closing sales price of the Company’s common stock as reported by the NASDAQ on the date of grant, and such option terminates on February 15, 2019, unless earlier terminated in accordance with the Plan and the related stock option agreement. The shares underlying the Option “shall become vested Shares on the last day of any consecutive three calendar months when and if the average of the Monthly Average Prices (as defined below) of the Common Stock during such three month period reaches or exceeds $5.00 (as adjusted for any stock dividends, splits, combinations or similar events with respect to the Common Stock after the date of this Agreement); provided that, in such case, Optionee shall have continuously provided Service from the date of this Agreement through the date of such vesting.”  The options vested in October 2009.

Please do not hesitate to contact the undersigned if you require any further information regarding the foregoing clarifications. The Company believes that the foregoing clarifications can be provided in prospective filings, and would hope that you agree, as the date for filing the Second Quarter Form 10-Q is rapidly approaching.

In addition, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for the opportunity to respond to your comments and questions, and we will look forward to speaking with you soon.

Very truly yours,

/s/ THEODORE R. SANDERS
Theodore R. Sanders
Chief Financial Officer

Cc:	Robyn Manuel
William Thompson
Scott Anderegg
Brigitte Lippmann